UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): June 22, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391**
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On June 22, 2011, Ashland Inc. will include the information contained in exhibits 99.1-99.15, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments. The information contained in exhibit 99.15 is summary information concerning certain working capital components, expressed as a percentage of annualized sales for Ashland on a monthly basis for May 2011, as used for certain internal measurement purposes. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

  (d)   Exhibits

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Inc.'s operating segment trade working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

June 22, 2011	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Inc.'s operating segment trade working capital

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	2008	2009	2010	2011
January	2.851	3.208	2.864	3.743	3.814
February	4.005	4.093	3.616	3.387	4.072
March	3.465	4.945	4.112	4.240	4.880
April	4.050	4.048	3.125	2.673	4.133
May	3.690	4.610	3.740	3.945	4.799
June	4.686	5.558	4.197	4.176	
July	3.739	3.531	3.056	3.269	
August	3.748	4.715	3.768	3.533	
September	4.868	5.343	4.299	4.412	
October	3.164	3.125	3.055	3.249	
November	4.466	4.404	3.850	3.419	
December	4.560	3.817	3.289	3.771	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients sales)

Monthly Sales ($ in millions)*

	2007	2008	2009	2010	2011
January	62.7	70.6	60.1	74.9	76.3
February	80.1	86.0	72.3	67.7	81.4
March	76.2	98.9	90.5	97.5	112.2
April	81.0	89.1	65.6	56.1	86.8
May	81.2	96.8	74.8	78.9	100.8
June	98.4	116.7	92.3	91.9	
July	78.5	77.7	67.2	68.6	
August	86.2	99.0	79.1	77.7	
September	92.5	112.2	90.3	92.7	
October	72.8	71.9	67.2	68.2	
November	89.3	79.3	73.2	68.4	
December	86.6	80.1	69.1	79.2	

12 Month Rolling Average ($ in millions)*

	2007	2008	2009	2010	2011
January	74.3	82.8	89.0	76.4	76.9
February	75.2	83.3	87.8	76.0	78.1
March	75.5	85.2	87.1	76.6	79.3
April	76.7	87.1	85.2	75.8	81.9
May	76.7	87.1	83.4	76.1	83.7
June	77.7	88.7	81.3	76.1	
July	77.5	88.6	80.5	76.2	
August	78.7	89.7	78.8	76.1	
September	79.2	91.3	77.0	76.3	
October	79.6	91.2	76.6	76.4	
November	81.2	90.4	76.0	76.0	
December	82.1	89.9	75.1	76.8	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients volume in metric tons)

Metric Tons (in thousands)*

	2007	2008	2009	2010	2011
January	12.8	13.7	11.3	13.0	12.0
February	15.4	16.5	13.7	11.4	13.1
March	14.5	18.4	21.4	17.5	17.7
April	15.9	16.8	11.8	10.4	13.6
May	16.2	18.0	13.4	14.6	14.8
June	19.3	21.7	16.0	16.5	
July	16.0	15.1	12.2	12.5	
August	18.1	17.9	14.6	13.8	
September	18.7	20.2	15.2	16.5	
October	14.5	13.3	12.4	12.5	
November	18.3	15.2	12.8	11.8	
December	17.2	15.8	12.2	14.2	

12 Month Rolling Average (in thousands)*

	2007	2008	2009	2010	2011
January	15.2	16.5	16.7	14.1	13.6
February	15.4	16.6	16.4	13.9	13.8
March	15.3	16.9	16.7	13.6	13.8
April	15.5	17.1	16.3	13.4	14.1
May	15.5	17.1	15.9	13.5	14.1
June	15.6	17.3	15.4	13.6	
July	15.5	17.3	15.2	13.6	
August	15.8	17.2	14.9	13.5	
September	15.9	17.4	14.5	13.6	
October	15.9	17.3	14.4	13.6	
November	16.3	17.0	14.2	13.6	
December	16.4	16.9	13.9	13.7	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	3.038	3.351	7.014	7.320	7.599
February	3.064	3.403	7.206	7.106	7.403
March	2.797	3.613	6.422	6.967	7.425
April	3.299	3.767	6.945	6.121	7.476
May	3.079	3.662	7.075	7.146	7.763
June	3.193	4.022	6.959	7.255	
July	3.238	3.720	7.260	7.266	
August	4.209	3.251	7.203	6.794	
September	4.420	3.598	7.314	7.630	
October	3.077	3.090	6.737	6.843	
November	3.467	5.994	7.911	7.633	
December	3.445	6.640	6.895	7.347	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies sales)

Monthly Sales ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	66.8	73.7	147.3	146.4	151.9
February	61.3	71.5	144.1	142.1	148.1
March	61.5	72.3	141.3	160.2	170.8
April	66.0	82.9	145.8	128.5	157.0
May	67.7	76.9	141.5	142.9	163.0
June	67.1	84.5	148.8	159.6	
July	68.0	81.8	159.7	152.6	
August	96.8	68.3	151.3	149.5	
September	84.0	75.6	153.6	160.2	
October	70.8	71.1	148.2	143.7	
November	69.3	107.9	150.3	152.7	
December	65.4	139.4	144.8	154.3	

12 Month Rolling Average ($ in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	51.4	71.0	89.9	148.1	149.9
February	53.8	71.8	96.0	147.9	150.4
March	56.1	72.7	101.8	149.4	151.2
April	58.5	74.1	107.0	148.0	153.6
May	61.3	74.9	112.4	148.1	155.3
June	63.4	76.3	117.7	149.0	
July	64.0	77.5	124.2	148.4	
August	66.7	75.1	131.1	148.2	
September	68.2	74.4	137.7	148.8	
October	69.1	74.4	144.2	148.4	
November	70.2	77.7	147.6	148.6	
December	70.4	83.8	148.1	149.4	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies gross profit)

3 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	39.1	38.1	30.5	36.2	31.6
February	38.4	36.4	31.6	35.9	30.5
March	38.8	37.3	32.6	34.5	31.3
April	39.6	36.9	34.6	35.0	30.8
May	39.6	37.8	36.3	33.5	31.2
June	38.2	37.2	34.7	33.7	
July	39.3	37.1	35.7	32.8	
August	39.0	36.2	34.8	32.8	
September	39.7	32.9	36.7	31.7	
October	39.0	33.0	36.1	30.8	
November	39.8	31.5	36.0	31.2	
December	39.3	32.5	36.6	31.6	

12 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	41.0	39.0	34.0	35.6	32.5
February	40.5	38.7	33.1	35.8	32.0
March	40.2	38.6	33.0	35.6	32.0
April	39.8	38.3	33.0	35.7	31.5
May	39.4	38.3	33.2	35.1	31.4
June	38.9	38.4	32.7	35.4	
July	39.2	37.8	33.2	35.0	
August	39.2	37.5	33.3	34.6	
September	39.2	36.7	33.9	34.1	
October	39.3	36.3	33.9	33.7	
November	39.2	35.3	34.7	33.4	
December	39.0	34.8	35.2	32.8	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*#

	2007	**2008**	**2009**	**2010**	**2011**
January	6.061	6.040	4.403	4.901	5.212
February	5.593	6.446	4.042	4.856	5.113
March	5.965	6.494	3.896	4.746	5.142
April	6.637	6.552	3.966	5.659	5.449
May	6.112	6.741	4.024	5.718	5.731
June	6.313	6.612	4.176	5.604	
July	6.073	6.889	4.058	5.388	
August	6.642	6.254	3.822	5.078	
September	8.307	6.867	4.673	6.119	
October	5.968	6.074	4.505	5.585	
November	6.642	5.872	4.902	6.075	
December	5.318	3.738	3.764	4.129	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Castings Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.

Monthly Sales ($ in millions)*#

	2007	2008	2009	2010	2011
January	133.3	132.9	92.5	98.0	104.3
February	111.6	135.4	80.8	97.1	102.2
March	131.2	129.9	85.7	109.1	118.3
April	132.7	144.2	83.3	118.8	114.4
May	134.5	141.6	80.5	114.4	120.4
June	132.6	138.9	91.8	123.3	
July	127.5	151.6	89.3	113.1	
August	152.8	131.3	80.3	111.7	
September	157.8	144.2	98.1	128.5	
October	137.3	139.7	99.1	117.3	
November	132.8	105.7	93.2	121.5	
December	101.0	78.5	79.0	86.7	

12 Month Rolling Average ($ in millions)*#

	2007	2008	2009	2010	2011
January	121.9	132.1	127.8	88.3	112.2
February	121.5	134.0	123.2	89.6	112.6
March	122.4	133.9	119.6	91.6	113.3
April	123.8	134.9	114.5	94.5	113.0
May	124.6	135.5	109.4	97.4	113.5
June	125.0	136.0	105.5	100.0	
July	125.8	138.0	100.3	102.0	
August	128.0	136.2	96.0	104.6	
September	131.7	135.1	92.2	107.1	
October	132.1	135.3	88.8	108.6	
November	132.9	133.0	87.8	111.0	
December	132.1	131.1	87.8	111.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Castings Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*#

	2007	**2008**	**2009**	**2010**	**2011**
January	20.5	17.3	17.1	16.5	13.0
February	19.7	17.1	17.9	16.2	10.9
March	20.5	18.1	19.5	16.5	12.0
April	21.0	18.5	19.0	16.8	12.8
May	21.4	18.1	18.0	16.6	13.7
June	21.9	17.5	16.9	16.7	
July	21.2	16.1	17.4	16.9	
August	20.1	14.6	17.0	17.9	
September	18.1	14.6	16.0	12.8	
October	18.4	14.8	16.7	12.6	
November	18.7	16.1	17.8	11.5	
December	18.2	15.9	18.4	14.6	

12 Month Rolling Average (%)*#

	2007	**2008**	**2009**	**2010**	**2011**
January	22.2	19.4	16.6	17.4	14.8
February	21.9	19.4	16.5	17.2	14.3
March	21.7	19.1	16.6	16.9	14.1
April	21.6	18.9	16.5	16.9	13.9
May	21.2	18.5	16.3	16.9	13.6
June	21.0	18.0	16.4	16.9	
July	20.8	17.6	16.8	16.8	
August	20.5	17.1	17.1	17.1	
September	20.3	17.0	17.0	16.0	
October	20.2	16.7	17.5	15.6	
November	20.0	16.5	17.7	15.4	
December	19.6	16.6	17.7	15.1	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

#NOTE: On November 30, 2010, the Castings Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2007	**2008**	**2009**	**2010**	**2011**
January	24.1	25.3	27.6	31.1	31.1
February	21.5	25.7	27.6	28.8	31.9
March	24.3	26.0	31.3	29.2	33.8
April	24.0	23.0	27.7	30.7	33.7
May	26.3	26.3	28.4	28.1	30.9
June	23.2	25.6	30.4	31.5	
July	22.2	23.6	27.2	32.1	
August	24.8	27.6	27.4	30.5	
September	23.9	27.5	26.7	28.8	
October	23.6	26.9	28.1	29.5	
November	23.4	27.0	26.4	31.1	
December	21.8	27.4	30.0	30.0	

Monthly Sales ($ in millions)*

	2007	2008	2009	2010	2011
January	122.8	135.7	128.6	129.0	146.2
February	122.3	127.4	127.3	133.9	139.3
March	137.3	137.5	151.6	167.3	206.0
April	135.2	154.1	144.4	151.3	179.2
May	133.2	130.8	133.9	155.4	158.7
June	139.1	143.0	162.6	156.5	
July	129.1	150.9	145.6	148.2	
August	131.6	147.8	141.8	159.2	
September	123.5	155.1	126.7	154.0	
October	141.2	143.9	144.2	151.5	
November	129.6	119.5	124.8	144.2	
December	109.5	124.1	131.2	144.8	

12 Month Rolling Average ($ in millions)*

	2007	2008	2009	2010	2011
January	121.6	130.6	138.5	138.6	151.0
February	122.7	131.0	138.5	139.1	151.5
March	123.3	131.0	139.7	140.5	154.7
April	124.8	132.6	138.9	141.0	157.0
May	125.4	132.4	139.2	142.8	157.3
June	126.7	132.7	140.8	142.3	
July	127.8	134.6	140.4	142.5	
August	128.0	135.9	139.9	144.0	
September	127.1	138.5	137.5	146.3	
October	128.0	138.8	137.5	146.9	
November	129.3	137.9	138.0	148.5	
December	129.5	139.1	138.6	149.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) gross profit)

3 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	24.5	24.2	23.6	33.1	29.6
February	25.1	24.0	29.1	32.4	29.0
March	25.6	24.4	32.2	33.0	29.3
April	25.1	24.6	36.5	32.8	29.4
May	25.3	24.6	36.2	33.8	28.1
June	25.1	23.9	37.5	32.4	
July	25.9	21.8	37.2	31.3	
August	25.5	19.5	36.8	29.9	
September	24.6	19.2	35.5	28.9	
October	24.3	20.1	34.4	29.8	
November	24.6	21.1	33.6	30.0	
December	24.7	21.8	33.9	30.9	

12 Month Rolling Average (%)*

	2007	**2008**	**2009**	**2010**	**2011**
January	20.7	24.9	22.4	35.4	30.9
February	21.0	24.9	23.4	34.9	30.7
March	21.4	24.7	24.2	35.0	30.4
April	21.7	24.8	25.5	34.4	30.0
May	22.3	24.7	26.4	34.2	29.2
June	22.6	24.4	27.7	33.7	
July	23.3	23.7	29.5	32.9	
August	23.9	23.1	31.0	32.4	
September	24.8	23.0	32.0	32.0	
October	25.0	22.6	33.3	31.7	
November	25.1	22.2	34.1	31.5	
December	25.0	22.3	34.8	31.3	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) lubricant sales gallons)

3 Month Rolling Average (in millions)*

	2007	**2008**	**2009**	**2010**	**2011**
January	12.3	13.2	10.6	12.9	13.3
February	12.7	13.1	11.2	13.3	13.1
March	13.9	14.0	12.6	14.6	14.9
April	14.5	14.7	13.7	15.3	15.7
May	14.8	14.6	14.3	15.9	15.9
June	14.5	14.6	15.2	15.4	
July	15.0	14.0	15.4	15.2	
August	14.9	14.4	15.7	15.2	
September	14.4	14.5	14.1	14.7	
October	14.0	13.6	14.0	14.6	
November	13.8	12.3	13.2	13.8	
December	13.3	11.0	13.4	13.5	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

	2007	**2008**	**2009**	**2010**	**2011**
January	11.5	12.4	13.2	13.9	15.1
February	11.6	12.4	13.3	13.9	15.2
March	11.7	12.4	13.4	14.0	15.2
April	11.7	12.5	13.4	14.1	15.2
May	11.8	12.6	13.5	14.2	15.2
June	11.9	12.5	13.5	14.3	
July	12.0	12.7	13.6	14.5	
August	12.2	12.7	13.6	14.6	
September	12.2	12.8	13.7	14.7	
October	12.3	12.9	13.9	14.9	
November	12.4	13.0	13.9	15.0	
December	12.4	13.1	13.9	15.1	

Exhibit 99.15
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Inc. operating segment trade working capital)

% of Annualized Sales#
Monthly Actual (%)

	2007	2008	2009	2010	2011
January		17.8	17.8	14.9	14.6
February		17.9	18.0	14.5	14.9
March		17.1	17.6	13.3	14.9
April		16.7	17.2	13.1	14.7
May		16.4	17.3	12.4	14.0
June		16.5	16.4	13.5	
July		16.3	15.9	13.4	
August		15.7	15.2	12.9	
September		14.6	14.1	12.1	
October	18.5	14.3	14.8	12.4	
November	18.6	14.7	15.0	12.6	
December	18.4	16.8	15.2	14.4	

NOTE: Data has been adjusted to exclude Ashland Distribution, preceding its sale in March 2011, and includes the historical Hercules businesses, preceding its purchase in November 2008.

Selected Working Capital Components - May 31, 2011

Unaudited Data
($ in millions)

	Operating segments (a)	Other components (b)	Total
Accounts receivable (c)	1,116	83	1,199
Inventories (d)	629	(61)	568
(Less) Trade and other payables	(804)	(523)	(1,327)
Net	941	(501)	440

(a) Represents amounts considered in internal performance metrics applicable to most employees.

(b) Amount relates primarily to items classified within the unallocated and other category.

(c) Accounts receivable is shown net of allowances for doubtful accounts.

(d) Operating segment amount excludes LIFO reserve, which is presented under other components.